UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 24 June 2024, London UK

GSK's Omjjara (momelotinib) approved in Japan for treatment of myelofibrosis

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Omjjara approved for use in both newly diagnosed or previously treated myelofibrosis patients
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Differentiated mechanism of action addresses key manifestations of myelofibrosis, namely anaemia, constitutional symptoms and splenomegaly
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In Japan, about 70% of patients diagnosed with primary myelofibrosis have moderate to severe anaemia at the time of diagnosis[1],[2],[3]

GSK plc (LSE/NYSE: GSK) today announced that Japan's Ministry of Health, Labour and Welfare (MHLW) has approved Omjjara (momelotinib) for the treatment of myelofibrosis. Omjjara is a once-a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor. The approval is based on data from the pivotal phase III MOMENTUM and SIMPLIFY-1 trials.

This is the fourth major regulatory approval for GSK's momelotinib in the treatment of myelofibrosis, following approval under the brand name Ojjaara from the US Food and Drug Administration and authorisations under the brand name Omjjara from the European Commission and the Medicines and Healthcare products Regulatory Agency in the UK.

Nina Mojas, Senior Vice President, Oncology Global Product Strategy, GSK, said: "Myelofibrosis has a heavy disease burden, with symptomatic patients experiencing spleen enlargement, fatigue, night sweats and bone pain, along with anaemia which can lead to treatment discontinuation and dependence on regular blood transfusions. With the approval of Omjjara, myelofibrosis patients in Japan will have a new treatment option for this complex blood cancer."

Myelofibrosis is a blood cancer that affects approximately 1 in 500,000 people worldwide, with up to 5,000 patients impacted in Japan.[4],[5],[6] In Japan, about 70% of patients diagnosed with primary myelofibrosis, and about half of those patients diagnosed with secondary myelofibrosis, have moderate to severe anaemia at the time of diagnosis.1,2,3 Nearly all patients are estimated to develop anaemia over the course of the disease.[7],[8],[9],[10] Myelofibrosis patients with anaemia require additional supportive care, including transfusions, and more than 30% will discontinue treatment with established therapies due to anaemia.[11] Patients who are anaemic and transfusion dependent have a poor prognosis and shortened survival.[12],[13],[14],[15],[16],[17],[18],[19],[20]

The approval is based on data from the MOMENTUM and SIMPLIFY-1 pivotal phase III trials. MOMENTUM was designed to evaluate the safety and efficacy of momelotinib versus danazol for the treatment and reduction of key manifestations of myelofibrosis in an anaemic, symptomatic, JAK inhibitor-experienced population. SIMPLIFY-1 was designed to evaluate the efficacy and safety of momelotinib versus ruxolitinib in myelofibrosis patients who had not received a prior JAK inhibitor therapy.

About Omjjara (momelotinib)
Momelotinib has a differentiated mechanism of action, with inhibitory ability along three key signalling pathways: Janus kinase (JAK) 1, JAK2, and activin A receptor, type I (ACVR1).1,[21],[22],[23] Inhibition of JAK1 and JAK2 may improve constitutional symptoms and splenomegaly.1,21,23 Additionally, inhibition of ACVR1 leads to a decrease in circulating hepcidin levels, potentially contributing to anaemia-related benefit.1,21,22,23

In September 2023, the US Food and Drug Administration licensed[24] momelotinib under the brand name Ojjaara for the treatment of intermediate or high-risk myelofibrosis, including primary myelofibrosis or secondary myelofibrosis (post-polycythaemia vera and post-essential thrombocythemia), in adults with anaemia.

In January 2024, the European Commission granted marketing authorisation[25] for Omjjara for disease-related splenomegaly (enlarged spleen) or symptoms in adult patients with moderate to severe anaemia who have primary myelofibrosis, post polycythaemia vera myelofibrosis or post essential thrombocythemia myelofibrosis and who are Janus kinase (JAK) inhibitor naïve or have been treated with ruxolitinib. Omjjara was also approved[26] by the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom to treat the symptoms experienced by adult myelofibrosis patients who have moderate or severe anaemia.

Please refer to the updated Product Information (PI) for precautions concerning indication and important dosage, administration, and safety information in Japan which will shortly be updated at this link: Japan Pharmaceuticals and Medical Devices Agency[27].

About myelofibrosis
Myelofibrosis is a rare blood cancer that disrupts the body's normal production of blood cells because of dysregulated JAK-signal transducer and activator of transcription protein signalling. The clinical hallmarks of myelofibrosis are splenomegaly (enlarged spleen), severely low blood counts, including anaemia and thrombocytopenia, and debilitating constitutional symptoms, such as fatigue, night sweats and bone pain, attributable to ineffective haematopoiesis and excessive production of proinflammatory cytokines.[28],[29]

About the pivotal clinical trials
MOMENTUM was a phase III, global, multicentre, randomised, double-blind study investigating momelotinib versus danazol in patients (n=195) with myelofibrosis who were symptomatic and anaemic and had been previously treated with a licensed JAK inhibitor. The trial was designed to evaluate the safety and efficacy of momelotinib for treating and reducing key hallmarks of the disease: symptoms, blood transfusions (due to anaemia) and splenomegaly. The MOMENTUM trial met all its primary and key secondary endpoints, demonstrating statistically significant response with respect to constitutional symptoms, splenic reduction and transfusion independence in patients treated with momelotinib versus danazol (Total Symptom Score reduction of 50% or greater: 25% momelotinib, 9% danazol, p=0.0095; reduction of spleen volume by 35% or greater: momelotinib 22%, danazol 3%, p=0.0011; no transfusions and all haemoglobin values ≥8 g/dL in the 12 weeks prior to week 24: momelotinib 30%, danazol 20%).[30] The most common non-haematological treatment-emergent adverse events in momelotinib-treated patients over the entire study period as of the data cutoff were diarrhoea (45 [26%] of 171) and asthenia (28 [16%]); the most common grades 3 and 4 treatment-emergent adverse events were thrombocytopenia (33 [19%]) and anaemia (19 [11%]).[31] Results from the 24-week randomised treatment period were presented at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting and subsequently published in The Lancet,[32],[33] with 48-week data presented at the 64th American Society of Hematology (ASH) Annual Meeting and Exposition in December 2022 and subsequently published in The Lancet Hematology.31,[34]

SIMPLIFY-1 was a multicentre randomised, double-blind, phase III study that compared the safety and efficacy of momelotinib to ruxolitinib in patients with myelofibrosis who had not received prior treatment with a JAK inhibitor (momelotinib: n=215 and ruxolitinib: n=217). SIMPLIFY-1 met its primary endpoint, demonstrating non-inferiority of momelotinib to ruxolitinib in spleen volume response (reduction by 35% or greater) with a difference of 9% (95% CI 2%-16%), and substantial improvements in transfusion independence rates (66.5% for momelotinib compared to 49.3% for ruxolitinib), a difference of 18% (95% CI 9%-26%).[35],[36] The most common grade 3 or higher haematologic abnormalities in either group were thrombocytopenia and anaemia. Grade 3 or higher infections occurred in 7% of patients who received momelotinib and 3% of patients who received ruxolitinib.[37]

GSK in oncology
GSK is committed to maximising patient survival through transformational medicines, with a current focus on breakthroughs in immuno-oncology and tumour-cell targeting therapies, and development in haematologic malignancies, gynaecologic cancers, and other solid tumours.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com

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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

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[1] Chifotides, HT, Bose, P, Verstovsek, S. Momelotinib: an emerging treatment for myelofibrosis patients with anemia. J Hematol Oncol. 2022;15(7):1-18.
[2] Shide K et al. Nationwide prospective survey of secondary myelofibrosis in Japan: superiority of DIPSS-plus to MYSEC-PM as a survival risk model. Blood Cancer J. 2023;13(1):110. doi: 10.1038/s41408-023-00869-9
[3] Kirito K et al. Int J Hematol. 2018;107(1):92-97.
[4] Orphanet. Primary Myelofibrosis. 2019. Accessed 01 February 2023. https://www.orpha.net
[5] Takenaka K et al., Clinical features and outcomes of patients with primary myelofibrosis in Japan: report of a 17-year nationwide survey by the Idiopathic Disorders of Hematopoietic Organs Research Committee of Japan. Int J Hematol. 2017 Jan;105(1):59-69. doi: 10.1007/s12185-016-2102-3
[6] Myelofibrosis - Epidemiology Forecast - 2032. DelveInsight. 2022;1-60.
[7] Tefferi A, Lasho TL, Jimma T, et al. One thousand patients with primary myelofibrosis: the mayo clinic experience. Mayo Clin Proc. 2012;87(1):25-33. doi:10.1016/j.mayocp.2011.11.001
[8] Bose P, et al. Curr Hematol Malign Rep. 2018;13:164-172. doi: https://doi.org/10.3109/10428194.2013.813500
[9] Scherber, RM, Mesa, R. Management of challenging myelofibrosis after JAK inhibitor failure and/or progression. Blood Rev. 2020;42:100716. https://doi.org/10.1016/j.blre.2020.100716
[10] Bassiony S, Harrison CN, McLornan DP. Evaluating the Safety, Efficacy, and Therapeutic Potential of Momelotinib in the Treatment of Intermediate/High-Risk Myelofibrosis: Evidence to Date. Ther Clin Risk Manag. 2020;16:889-901. Published 2020 Sep 25. doi:10.2147/TCRM.S258704
[11] Kuykendall AT, Shah S, Talati C, et al. Between a rux and a hard place: evaluating salvage treatment and outcomes in myelofibrosis after ruxolitinib discontinuation. Ann Hematol. 2018;97(3):435-441.
[12] Naymagon, L., Mascarenhas, J. Myelofibrosis-Related Anemia: Current and Emerging Therapeutic Strategies. HemaSphere. 2017;1(1):e1. doi: 10.1097/HS9.0000000000000001
[13] How J, Hobbs GS. A Practical Guide for Using Myelofibrosis Prognostic Models in the Clinic. J Natl Compr Canc Netw. 2020;18(9):1271-1278. https://doi.org/10.6004/jnccn.2020.7557
[14] Nicolosi M, et al. Sex and degree of severity influence the prognostic impact of anemia in primary myelofibrosis: analysis based on 1109 consecutive patients. Leukemia. 2018;32(5):1254-1258. https://doi.org/10.1038/s41375-018-0028-x
[15] Tefferi A, et al. Use of the Functional Assessment of Cancer Therapy--anemia in persons with myeloproliferative neoplasm-associated myelofibrosis and anemia. Clin Ther. 2014;36(4):560-566.
[16] Tefferi A. Primary myelofibrosis: 2021 update on diagnosis, risk-stratification and management. Am J Hematol. 2021;96(1):145-162. https://doi.org/10.1002/ajh.26050
[17] Rumi E, et al. The Genetic Basis of Primary Myelofibrosis and Its Clinical Relevance. Int J Mol Sci. 2020;21(23):8885. https://doi.org/10.3390/ijms21238885
[18] QxMD. DIPSS prognosis in myelofibrosis. Accessed September 12, 2022. https://qxmd.com/calculate/calculator_187/dipss-prognosis-in-myelofibrosis.
[19] QxMD. DIPSS plus score for prognosis of myelofibrosis. Accessed September 12, 2022.
[20] Elena C, et al. Red blood cell transfusion-dependency implies a poor survival in primary myelofibrosis irrespective of IPSS and DIPSS. Haematologica. 2011;96(1):167-170. https://doi.org/10.3324/haematol.2010.031831.
[21] Verstovsek S, et al. MOMENTUM: momelotinib vs danazol in patients with myelofibrosis previously treated with JAKi who are symptomatic and anemic. Future Oncol. 2021;17(12):1449-1458.
[22] Asshoff M, et al. Momelotinib inhibits ACVR1/ALK2, decreases hepcidin production, and ameliorates anemia of chronic disease in rodents. Blood. 2017;129(13):1823-1830.
[23] Oh S, et al. ACVR1/JAK1/JAK2 inhibitor momelotinib reverses transfusion dependency and suppresses hepcidin in myelofibrosis phase 2 trial. Blood Adv. 2020;4(18):4282-4291.
[24] GSK press release issued 15 September 2023: Ojjaara (momelotinib) approved in the US as the first and only treatment indicated for myelofibrosis patients with anaemia. Available at https://www.gsk.com/en-gb/media/press-releases/ojjaara-momelotinib-approved-in-the-us-as-the-first-and-only-treatment-indicated-for-myelofibrosis-patients-with-anaemia/
[25] GSK press release issued 29 January 2024: European Commission authorises GSK's Omjjara (momelotinib). Available at https://www.gsk.com/en-gb/media/press-releases/european-commission-authorises-gsk-s-omjjara-momelotinib/
[26] MHRA press release issued 31 January 2024: Omjjara licensed for anaemic myelofibrosis patients to treat the symptoms of their disease. Available at https://www.gov.uk/government/news/omjjara-licensed-for-anaemic-myelofibrosis-patients-to-treat-the-symptoms-of-their-disease
[27] Japan Pharmaceuticals and Medical Devices Agency website: https://www.info.pmda.go.jp/psearch/html/menu_tenpu_base.html.
[28] Atallah E, Verstovsek S. Emerging drugs for myelofibrosis. Expert Opin Emerg Drugs. 2012 Dec;17(4):555-70. doi: 10.1517/14728214.2012.748748. PMID: 23186315; PMCID: PMC5009610.
[29] MPN Research Foundation. Primary Myelofibrosis (PMF). 2021. Accessed August 2022. http://www.mpnresearchfoundation.org/primary-myelofibrosis-pmf/
[30] Verstovsek S, et al. MOMENTUM: momelotinib vs danazol in patients with myelofibrosis previously treated with JAKi who are symptomatic and anemic. Future Oncol. 2021;17(12):1449-1458.
[31] Gerds AT, et al. Momelotinib versus danazol in symptomatic patients with anaemia and myelofibrosis previously treated with a JAK inhibitor (MOMENTUM): an updated analysis of an international, double-blind, randomised phase 3 study. The Lancet Haematology. 2023;10(9):E735-E746. https://doi.org/10.1016/S2352-3026(23)00174-6.
[32] Verstovsek S, et al. Momelotinib versus danazol in symptomatic patients with anaemia and myelofibrosis (MOMENTUM): results from an international, double-blind, randomised, controlled, phase 3 study. The Lancet. 2023;401(10373):269-280.
[33] Mesa R, et al. Presented at: American Society of Clinical Oncology; June 2022. Abstract 7002.
[34] Gerds AT, et al. Presented at: American Society of Hematology; December 2022. Abstract 627.
[35] Mesa R, et al. Presented at: ISPOR 2021.
[36] Mesa R, et al. Presented at: SOHO 2021. Poster MPN-303.
[37] Mesa RA, Kiladjian JJ, Catalano JV, Devos T, Egyed M, Hellmann A, McLornan D, Shimoda K, Winton EF, Deng W, Dubowy RL, Maltzman JD, Cervantes F, Gotlib J. SIMPLIFY-1: A Phase III Randomized Trial of Momelotinib Versus Ruxolitinib in Janus Kinase Inhibitor-Naïve Patients With Myelofibrosis. J Clin Oncol. 2017 Dec 1;35(34):3844-3850. doi: 10.1200/JCO.2017.73.4418. Epub 2017 Sep 20. PMID: 28930494; PMCID: PMC6553796.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 24, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc